UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

November 1, 2006

Item 3.	News Release

The News Release dated November 1, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that it has completed the first four holes of a 5,000 metre reverse-circulation drilling program on its 100% owned Planchas de Plata and Real Viejo silver projects, in northern Sonora State, Mexico.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 1st day of November, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

November 1, 2006

Minefinders Resumes Drilling on Northern Sonora Silver Projects -

Program targets 2.5 km extension of high-grade mineralization

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) announces that it has completed the first four holes of a 5,000 metre reverse-circulation drilling program on its 100% owned Planchas de Plata and Real Viejo silver projects, in northern Sonora State, Mexico.

Following the discovery of ore-grade silver mineralization at these projects in 2004 and 2005, the Company undertook expanded geophysical and geochemical surveys, supported by detailed geological sampling and mapping, in preparation for the current drilling program. The new program focuses principally on Planchas de Plata and is designed to extend known mineralization along geological and geophysical trends, and to test newly-identified zones of high-grade silver mineralization.

The Planchas de Plata and Real Viejo projects are located within 10 kilometres of each other, in easily-accessible terrain. All environmental clearances necessary to complete the planned 2006 drill program have been secured. Assay results from the four holes now completed at Planchas de Plata will be reported when they become available.

Planchas de Plata

Recent Exploration

A large-scale geophysical program completed at Planchas de Plata by Zonge Engineering in July 2006, defined large zones of anomalous IP (induced polarization) highs, as shown in the accompanying Figure 1. Geophysical anomalies extending to surface were observed to coincide frequently with mineralization, as evidenced by historical mine workings, geochemistry along sample lines, and previous drill results.

Drilling at Planchas de Plata in 2005 defined mineralization in two shallow, subparallel flat-lying zones that extend a minimum of 80 metres in width, 300 metres in length, and 15 to 20 metres in thickness. At the time, these zones were noted to remain open to the south and east (see news release dated February 8, 2006 or visit Company website to view a cross-section). The recently-

completed IP survey extended anomalies from the area of previously-drilled mineralization to the southeast, along a strike length of more than 2.5 kilometres.

High-grade silver mineralization, in multiple structures coincident with the geophysical anomaly, was discovered by geological mapping and rock chip sampling along the southeastern extent of this geophysical survey. The geological setting and mineralization at this location are similar to that seen at the original, northern discovery site. The following table lists significant results from 11 of the 20 rock chip samples taken from this prospective area (see Figure 1 for location of samples):

Sample #	Silver (ppm*)	Silver overlimit fire assay (ppm*)	Sample width** (metres)	Silver (ounces per ton)	Sample width** (feet)
06-243	60.6		1.5 m	1.77	4.9 ft
06-244	>100	775	Dump grab	22.63	Dump grab
06-246	>100	209	1.0 m	6.10	3.3 ft
06-247	>100	195	2.0 m	5.69	6.6 ft
06-248	>100	257	2.0 m	7.50	6.6 ft
06-249	>100	387	2.0 m	11.30	6.6 ft
06-255	41.1		2.5 m	1.20	8.2 ft
06-256	>100	215	1.5 m	6.28	4.9 ft
06-257	47.1		5.0 m	1.38	16.4 ft
06-260	57.5		1.0 m	1.68	3.3 ft
06-262	82.2		1.0 m	2.40	3.3 ft

* ppm = parts per million

**true widths of individual structures have not been determined, but sample widths are believed to be representative

All samples contained anomalous copper, zinc and lead, in addition to this significant silver mineralization.

The IP/Resistivity survey completed in July covered more than 10 square kilometers of prospective ground, generating data from 17.4 line kilometres at average spacings of 500 metres. Preliminary results from the survey were reported by the Company on July 1l, 2006, and a depiction of the geophysical results in cross section can be found on the website at www.minefinders.com.

Previous Exploration

The 2005 drill program at Planchas de Plata comprised 58 core holes, totaling 8,686 metres (28,497 feet). It successfully defined several high-grade silver zones (cross-section and plan map can be viewed on www.minefinders.com) that are open to expansion. The upper high-grade zone occurs 10 to 50 metres above a second, deeper, high-grade zone discovered by the drill program and both zones trend shallowly below surface along strike.

Significant drill results from the 2005 drill program included near surface ‘upper zone’ intercepts of 7.34 metres (24.1 feet) grading 858.2 grams per tonne (“g/t”) silver (25.03 ounces per tonne (“opt”)) and ‘lower zone’ intercepts that included 28.95 metres (95 feet), assaying 194.4 g/t silver (5.67 opt) and 15.0 metres at 364.1 gpt silver (10.6 opt silver), as reported by the Company on February 8, 2006.

The geophysical, geochemical and geological results of the recent program provide a coherent picture of the concealed targets and will be used in an integrated manner to further test the district. The Company has contracted up to 5,000 metres of reverse-circulation drilling to establish validity of the geophysical targets, to be followed by core drilling as required for resource expansion and delineation drilling.

Real Viejo

Following drilling at Planchas de Plata, up to five reverse-circulation holes will be drilled at the Company’s Real Viejo project, located 10 kilometres to the northwest. These holes will offset and attempt to expand additional mineralization discovered in late 2005, as reported by the Company on February 8, 2006. Intercepts reported at that time included 26.7 metres averaging 71.8 g/t silver (2.09 opt over 87.6 feet) at a depth of 14.3 metres (47 feet) and 698 g/t silver over 2.15 metres (20.36 opt over 7.1 feet).

Quality Control and Quality Assurance

Surface samples reported in this release are all continuous chip-channel samples taken across the strike of mineralization unless otherwise stated. All surface and previous drill samples, weighed between 2 kilograms (“kg”) and 10 kg each, and were collected and transported from the Planchas de Plata site for assay by ALS-Chemex Labs of Vancouver, B.C. Standards are inserted into the sample stream for quality control. All analyses reported are done using ICP and multi-acid digestion with AA analyses or fire assay analyses for silver values over 100 ppm. Duplicates of previous drill samples were collected and are maintained at the project site for check assay and metallurgical testing.

Mark Bailey MSc., P.Geo. is the “qualified person” within the meaning of Canadian NI 43-101, with overall responsibility for the Company’s projects, and is responsible for the contents of this news release.

About Minefinders

Minefinders Corporation Ltd. is a successful mineral exploration company with several projects in Mexico and the United States. The Company is on schedule and fully funded, with US$150 million in operating capital, to complete development of the 18,000 tonnes per day Dolores gold and silver mine in Chihuahua, Mexico, with production scheduled to commence in the third quarter of 2007. Following construction of the Dolores mine, the Company expects to continue to hold more than US$40 million in working capital with which to fund ongoing exploration at Dolores and its northern Sonora projects and to pursue other opportunities.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at: 1 (866) 687-6263 or Fax: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the timing and size of the Company’s planned exploration programs on its northern Sonora projects, the timing of the commencement of production from its Dolores gold and silver mine, and the adequacy of the Company’s operating capital to fund the completion of the Dolores mine and ongoing exploration, are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission (“SEC”). Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Figure 1:
Line No 1
Station
10,000 North
Main Zone Mineralization
Drill Defined Resource
Extent of Primary
Geophysical Anomaly
Area of Recent
Sampling
Line 9,850 E
Line 10,000 E
Line 10,500 E
Line 11,000 E
Line 11,500 E
Line 12,000 E
0 200 400 600 800 1000
Meters
N
Minera Minefinders
SA de CV
Planchas de Plata Project
Sonora, Mexico
Ground Geophysical Survey
Induced Polarization
Dipole Dipole Configuration
Historic mine working or prospect
Geophysical line with 100 meter spaced dipoles
Surface projection of induced polarization anomaly
10 to 15 milliradians in orange, >15 milliradians in red
Arrows present where anomalies remain open
Extent of induced polarization anomaly contoured between lines
10 to 15 milliradians in orange, >15 milliradians in red

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date November 1, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director